FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Final detailed voting map of the Extraordinary General Shareholders’ Meeting held on December 30th, 2019 (“EGM”)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §6th, II of Article 21-W of CVM Instruction No. 481/09, as amended, announces to its shareholders and the market the final detailed voting map containing the distance voting instructions and votes in person, containing the five first numbers of the enrollment held by shareholders with the Individuals Tax Payer Registry (CPF) or with the Companies Tax Payer Registry (CNPJ), the vote received for each resolution submitted to the EGM and information regarding shareholding position (“Final Detailed Map”). The information contained in the Final Detailed Map is attached hereto.

São Paulo, January 9th, 2020.

Isabela Cadenassi

Investor Relations Officer

SCHEDULE

Final Detailed Map

Extraordinary General Shareholders’ Meeting (EGM) – 12/30/2019 at 10.00 a.m.

CNPJ/CPF	Number of Shares	Deliberations
		1[1]	2[2]	3[3]	4[4]	5[5]	6[6]	7[7]	8[8]	9[9]	10[10]	11[11]
04745	94,019,178*		APPROVE				APPROVE	APPROVE	APPROVE	APPROVE	APPROVE
05710	5,600,050*		APPROVE				APPROVE	APPROVE	APPROVE	APPROVE	APPROVE
01017	1*		APPROVE				APPROVE	APPROVE	APPROVE	APPROVE	APPROVE
33814	400	ABSTAIN										YES
29394	61,489	NO										YES
09473	10,495	ABSTAIN										YES
13469	7,700	ABSTAIN										ABSTAIN
07496	5,594	NO										YES
16573	280	ABSTAIN										YES
97538	7,477	ABSTAIN										NO
35036	6,700	ABSTAIN										NO
29562	22,700	NO										YES
18497	750	ABSTAIN										YES
05986	150,430	ABSTAIN										YES
10205	733	ABSTAIN										YES
26066	89,600	ABSTAIN										YES
22576	47,700	ABSTAIN										YES
10975	13,500	NO										YES
15231	500	ABSTAIN										YES
10539	2,045	NO										YES
13028	2,200	ABSTAIN										YES
20447	1,187	ABSTAIN										YES
97539	315,027	ABSTAIN										YES
27866	19,242	ABSTAIN										YES
27624	40,881	ABSTAIN										YES
24170	38,855	ABSTAIN										YES
05987	472,799	ABSTAIN										YES
05839	2,190,219	ABSTAIN										YES
10364	398,522	ABSTAIN										YES
17021	13,028	ABSTAIN										YES
07498	39,526	ABSTAIN										YES
05838	781,539	ABSTAIN										YES
05987	190,041	ABSTAIN										YES
11514	343,747	ABSTAIN										YES
07516	8,462	ABSTAIN										YES
27624	225,411	ABSTAIN										YES
17181	47,183	ABSTAIN										YES
22924	1,409,745	ABSTAIN										YES
11841	14,211	ABSTAIN										YES
05839	125,900	ABSTAIN										YES
12525	5,111	ABSTAIN										YES
29183	1,400	ABSTAIN										YES
23487	8,300	ABSTAIN										YES
15265	100	ABSTAIN										YES
05838	178,000	ABSTAIN										YES
15746	73,300	ABSTAIN										YES
07104	364,575	ABSTAIN										YES
15543	22,200	ABSTAIN										YES
07977	13,100	ABSTAIN										YES
13228	1,166,900	ABSTAIN										YES
30855	38,636	ABSTAIN										ABSTAIN
30855	72,679	ABSTAIN										ABSTAIN
31914	24,285	ABSTAIN										ABSTAIN
30855	43,464	ABSTAIN										ABSTAIN
31128	668,228	ABSTAIN										ABSTAIN
31128	91,175	ABSTAIN										ABSTAIN
97539	2,713	ABSTAIN										YES
09089	72,700	ABSTAIN										YES
97539	1,233	ABSTAIN										YES
97539	29,079	NO										YES
97539	16,316	NO										YES
27680	2,471	ABSTAIN										YES
05986	55,582	ABSTAIN										YES
05479	346,583	NO										NO
05987	158,500	ABSTAIN										ABSTAIN
35036	4,000	ABSTAIN										YES
07536	71,200	ABSTAIN										YES
05838	32,500	ABSTAIN										YES
08601	1,163,659	ABSTAIN										YES
09001	27,200	ABSTAIN										YES
23307	32,300	ABSTAIN										YES
20832	18,600	ABSTAIN										YES
13032	25,100	ABSTAIN										YES
27866	3,408	ABSTAIN										YES
10596	390	ABSTAIN										YES
10400	21,300	ABSTAIN										ABSTAIN
11729	28,867	YES										YES
08360	19,400	ABSTAIN										YES
07418	3,300	ABSTAIN										YES
08268	1,555	ABSTAIN										YES
05838	3,759	ABSTAIN										YES
05987	2,260	ABSTAIN										YES
08914	22,000	ABSTAIN										YES
27074	110	ABSTAIN										YES
07639	6,694	ABSTAIN										YES
07506	231,769	ABSTAIN										YES
15085	1,300	ABSTAIN										YES
07496	1,900	ABSTAIN										ABSTAIN
09299	3,441,461	NO										NO
23020	6,400	ABSTAIN										ABSTAIN
22954	3,733	YES										ABSTAIN
12503	92,391	YES										ABSTAIN
97539	293,600	YES										ABSTAIN
97540	76,100	YES										ABSTAIN
29596	67,700	ABSTAIN										YES
08275	9,300	ABSTAIN										ABSTAIN
11435	40,543	ABSTAIN										ABSTAIN
10378	34,300	ABSTAIN										ABSTAIN
10378	10,000	ABSTAIN										ABSTAIN
15265	22,627	ABSTAIN										ABSTAIN
18030	3,205	ABSTAIN										YES
20065	27,249	ABSTAIN										ABSTAIN
05840	4,986	ABSTAIN										YES
08640	5,798	NO										YES
14366	7,110	ABSTAIN										YES
27877	9,945	ABSTAIN										YES
30254	6,229	ABSTAIN										YES
19449	602	ABSTAIN										YES
34401	17,400	ABSTAIN										YES
05838	765,758	ABSTAIN										YES
20457	1,200	ABSTAIN										YES
12023	12,300	ABSTAIN										YES
05838	203,900	ABSTAIN										YES
25138	2,116	ABSTAIN										YES
09330	20,395	ABSTAIN										YES
09336	8,930	ABSTAIN										YES
32425	17,700	ABSTAIN										YES
07496	1,056,193	ABSTAIN										YES
27866	51,656	ABSTAIN										YES
27866	32,650	ABSTAIN										YES
27866	33,884	ABSTAIN										YES
27866	24,867	ABSTAIN										YES
27866	405,543	ABSTAIN										YES
27866	279,545	ABSTAIN										YES
27866	68,094	ABSTAIN										YES
27866	66,573	ABSTAIN										YES
09529	96,100	YES										ABSTAIN
07418	5,300	ABSTAIN										YES
13442	6,372	NO										YES
17181	11,700	ABSTAIN										YES
18214	5,571	ABSTAIN										YES
32776	1,220	ABSTAIN										YES
31050	8,600	ABSTAIN										YES
19808	12,900	ABSTAIN										YES
16816	151,500	ABSTAIN										YES
14012	80,200	ABSTAIN										YES
14027	41,000	ABSTAIN										YES
24779	23,061	ABSTAIN										YES
27084	2,700	ABSTAIN										YES
27463	1,100	ABSTAIN										YES
23874	110,200	ABSTAIN										YES
11030	96,001	ABSTAIN										YES
29256	29,800	ABSTAIN										YES
16878	6,300	ABSTAIN										YES
07140	2,013	NO										YES
97539	44,900	NO										YES
28394	1,900	ABSTAIN										YES
28990	68,380	ABSTAIN										YES
31577	619	ABSTAIN										YES
97539	14,400	ABSTAIN										YES
27866	4,845	ABSTAIN										YES
08857	247,602	NO										YES
10400	150,000	ABSTAIN										YES
23952	3,200	ABSTAIN										YES
05987	337,256	NO										YES
20813	1,103,252	ABSTAIN										YES
22935	5,300	ABSTAIN										YES
27866	1,879	ABSTAIN										YES
13956	15,000	ABSTAIN										YES
27866	2,965	ABSTAIN										YES
19184	7,800	ABSTAIN										YES
30942	60,300	ABSTAIN										YES
21394	4,400	ABSTAIN										YES
35075	252	ABSTAIN										YES
22321	122,923	ABSTAIN										YES
14541	6,400	NO										NO
22510	2,700	NO										NO
07889	4,718	ABSTAIN										YES
18858	14,900	ABSTAIN										YES
05987	21,700	ABSTAIN										YES
12436	6,567	ABSTAIN										YES
05839	27,124	NO										YES
05987	91,600	ABSTAIN										YES
12604	6,200	YES										ABSTAIN
21166	755	NO										YES
07140	31,685	ABSTAIN										YES
27084	577	ABSTAIN										YES
18262	194	ABSTAIN										YES
28360	76	ABSTAIN										YES
13502	6,600	ABSTAIN										YES
13732	48,080	ABSTAIN										YES
26755	9,426	ABSTAIN										YES
05839	59,220	ABSTAIN										YES
31502	87,001	ABSTAIN										YES
16947	1,354,100	ABSTAIN										YES
16947	101,200	ABSTAIN										YES
14494	2,756	ABSTAIN										YES
97539	23,482	ABSTAIN										YES
24676	70,200	ABSTAIN										YES
08336	67,655	ABSTAIN										YES
09620	17,312	ABSTAIN										YES
24935	111,664	ABSTAIN										YES
13834	63,971	ABSTAIN										YES
13834	36,800	ABSTAIN										YES
08295	4,443,164	ABSTAIN										YES
09089	8,356	ABSTAIN										YES
11184	766,286	ABSTAIN										YES
27714	600	ABSTAIN										YES
07622	561,923	ABSTAIN										YES
14153	1,003	ABSTAIN										YES
21141	3,764	ABSTAIN										YES
09063	106,979	ABSTAIN										YES
14791	26,100	ABSTAIN										YES
08539	15,000	ABSTAIN										YES
13775	5,800	ABSTAIN										YES
12120	5,700	ABSTAIN										ABSTAIN
11386	26,000	ABSTAIN										YES
09567	16,600	ABSTAIN										YES
22011	19,300	ABSTAIN										YES
13981	28,035	ABSTAIN										YES
26565	4,500	ABSTAIN										YES
15272	8,400	ABSTAIN										YES
07418	4,938	NO										YES
17215	4,000	ABSTAIN										YES
97539	20,002	ABSTAIN										YES
20397	34,989	ABSTAIN										YES
97539	89,728	ABSTAIN										YES
97539	202,939	ABSTAIN										YES
15078	9,052	ABSTAIN										YES
31528	1,500	NO										YES
07940	4,200	NO										YES
11026	27,400	NO										YES
20270	10,200	ABSTAIN										YES
17858	23,646	ABSTAIN										YES
15305	1,746	ABSTAIN										YES
32497	100	ABSTAIN										ABSTAIN
30918	44,972	ABSTAIN										YES
29264	1,794	NO										YES
21962	54,850	NO										YES
12094	36,998	NO										YES
20849	600	NO										YES
26160	18,400	NO										YES
09470	18,553	NO										YES
28328	8,700	NO										YES
05479	642,149	NO										YES
05987	34,247	NO										YES
06943	600	ABSTAIN										YES
34027	28,700	ABSTAIN										YES
34401	63,145	ABSTAIN										YES
18068	136,600	ABSTAIN										YES
07140	40,800	ABSTAIN										YES
06541	38,375	ABSTAIN										YES
11741	43,700	ABSTAIN										YES
10700	1,632	ABSTAIN										YES
31814	18,700	NO										YES
05839	179,287	NO										YES
05839	88,400	ABSTAIN										YES
14988	319,900	NO										YES
33580	16,300	NO										YES
07516	294,251	ABSTAIN										YES
21242	15,200	ABSTAIN										NO
23155	5,300	ABSTAIN										YES
08387	27,600	ABSTAIN										YES
97539	725,300	ABSTAIN										YES
29441	153,900	ABSTAIN										YES
10661	4,400	ABSTAIN										YES
97539	4,023	ABSTAIN										YES
26431	97,000	ABSTAIN										YES
27532	100	ABSTAIN										YES
27545	2,100	ABSTAIN										YES
34825	100	ABSTAIN										YES
30769	9,336	ABSTAIN										YES
07141	1,088	ABSTAIN										YES
13973	168,293	ABSTAIN										YES
09048	5,355	NO										YES
29085	3,048	NO										YES
24849	31,377	ABSTAIN										YES
08465	28,100	ABSTAIN										YES
30163	1,700	ABSTAIN										YES
28072	8,309	ABSTAIN										YES
08579	60,921	NO										YES
06943	45,054	ABSTAIN										YES
15568	18,264	ABSTAIN										YES
05839	1,983,344	ABSTAIN										YES
07940	57,642	ABSTAIN										YES
19874	20,409	ABSTAIN										YES
19874	14,323	ABSTAIN										YES
09073	171,831	ABSTAIN										YES
18822	62,700	ABSTAIN										YES
07790	91,100	ABSTAIN										YES
23794	62,000	ABSTAIN										YES
07647	8,681	ABSTAIN										YES
07418	255,422	ABSTAIN										YES
09627	4,892	ABSTAIN										YES
11906	16,828	ABSTAIN										YES
05839	65,400	ABSTAIN										YES
15189	20,567	ABSTAIN										YES
26206	410	ABSTAIN										YES
05987	42,600	ABSTAIN										YES
17209	7,100	ABSTAIN										YES
24897	5,200	ABSTAIN										YES
08075	38,469	ABSTAIN										YES
05840	52,556	ABSTAIN										YES
29571	8,900	ABSTAIN										YES
32974	144,700	ABSTAIN										YES
09145	1,761,979	ABSTAIN										YES
29990	1,000	NO										YES
32642	500	ABSTAIN										YES
10374	27,004	ABSTAIN										YES
10700	84,620	ABSTAIN										YES
10374	6,000	ABSTAIN										YES
22403	151,400	ABSTAIN										YES
08640	5,900	ABSTAIN										YES
22420	34,500	ABSTAIN										YES
21826	3,177	NO										YES
11324	2,100	ABSTAIN										YES
11306	15,000	ABSTAIN										YES
05839	5,000	NO										YES
97540	14,700	NO										NO
09163	120,737	ABSTAIN										YES
18279	6,700	ABSTAIN										YES
11811	147,300	ABSTAIN										ABSTAIN
10248	157,700	ABSTAIN										ABSTAIN
15493	387	ABSTAIN										YES
31692	11,600	ABSTAIN										ABSTAIN
05839	11,078	NO										NO
05987	64,030	NO										NO
06239	99,610	NO										NO
28271	1,059	NO										NO
05839	48,378	NO										NO
97540	8,788	ABSTAIN										YES
97540	3,621	NO										YES
25169	121,000	ABSTAIN										YES
97540	47,078	NO										YES
11100	197,258	ABSTAIN										ABSTAIN
18407	232,247	ABSTAIN										ABSTAIN
09294	57,315	ABSTAIN										ABSTAIN
12930	98,200	ABSTAIN										YES
17718	94,000	ABSTAIN										YES
30463	46,600	ABSTAIN										ABSTAIN
30463	36,600	ABSTAIN										ABSTAIN
21265	111,110	ABSTAIN										ABSTAIN
07536	1,190,000	ABSTAIN										YES
05839	4,500	ABSTAIN										YES
27866	28,800	ABSTAIN										YES
24569	2,005	NO										YES
20026	48	NO										YES
19244	500	NO										YES
13022	69	NO										YES
05986	398,160	NO										YES
13362	17,443	NO										YES
05839	245,197	NO										YES
17202	4,629	NO										YES
19910	1,500	NO										YES
07820	3,120	ABSTAIN										YES
05987	9,660	ABSTAIN										YES
05839	36,488	ABSTAIN										YES
05987	28,570	NO										YES
05985	82,757	ABSTAIN										YES
97540	2,965	ABSTAIN										YES
97540	7,004	ABSTAIN										YES
05839	428,520	NO										YES
22896	19,900	NO										YES
16990	254,800	NO										YES
22875	7,132	NO										YES
20622	16,500	NO										YES
18830	7,300	NO										YES
07191	14,000	ABSTAIN										ABSTAIN
97540	20,757	ABSTAIN										YES
08148	149,700	NO										NO
97540	187,291	ABSTAIN										YES
09411	7,100	ABSTAIN										ABSTAIN
06943	227,300	ABSTAIN										ABSTAIN
10916	370,382	ABSTAIN										YES
05839	14,953	ABSTAIN										YES
33814	4,244	ABSTAIN										YES
30515	2,000	ABSTAIN										YES
08360	123,100	ABSTAIN										YES
97540	1,800	ABSTAIN										YES
32131	1,800	ABSTAIN										YES
32131	2,000	ABSTAIN										YES
26646	39,700	ABSTAIN										YES
05840	81,476	ABSTAIN										YES
07191	44,100	ABSTAIN										YES
07191	58,300	ABSTAIN										YES
24141	37,700	ABSTAIN										YES
11311	90,158	ABSTAIN										YES
22039	13,064	ABSTAIN										YES
09593	117,328	ABSTAIN										YES
23572	3,900	NO										YES
07208	3,317	ABSTAIN										YES
09289	13,000	ABSTAIN										YES
17834	350	ABSTAIN										YES
18934	1,300	ABSTAIN										YES
07208	9,200	ABSTAIN										YES
05840	429,889	ABSTAIN										YES
18988	10,500	ABSTAIN										YES
17161	11,311	ABSTAIN										YES
28919	56	NO										NO
07846	12,900	ABSTAIN										YES
25138	464,100	ABSTAIN										YES
20196	52,100	NO										YES
20196	331,800	ABSTAIN										YES
14819	58,000	ABSTAIN										YES
19822	87,403	ABSTAIN										YES
20270	191,400	NO										YES
19893	213,800	NO										YES
07990	14,550	ABSTAIN										YES
05987	102,400	ABSTAIN										YES
07418	154,092	ABSTAIN										YES
07536	291,448	ABSTAIN										YES
07516	96,000	ABSTAIN										YES
08625	39,203	ABSTAIN										YES
05840	1,373,300	ABSTAIN										YES
32457	393,581	YES										ABSTAIN
18497	1,047	ABSTAIN										YES
12068	1,644,200	NO										NO
12068	76,957	NO										NO
13725	7,649	ABSTAIN										YES
10419	500	ABSTAIN										YES
10419	12,406	ABSTAIN										YES
25220	18,600	ABSTAIN										YES
13307	195,600	ABSTAIN										YES
23958	36,600	ABSTAIN										YES
25232	143,900	ABSTAIN										YES
20903	19,800	ABSTAIN										YES
22105	86,500	ABSTAIN										YES
11410	237,400	YES										YES
07247	22,000	ABSTAIN										ABSTAIN
07496	30,600	ABSTAIN										YES
97540	21,736	ABSTAIN										YES
29322	1,662,576	ABSTAIN										YES
31240	4,900	ABSTAIN										YES
32329	59,217	ABSTAIN										YES
14541	77,701	ABSTAIN										YES
26311	900	ABSTAIN										YES
05840	260,113	ABSTAIN										YES
97540	2,056,785	ABSTAIN										YES
09559	52,321	ABSTAIN										YES
30066	900	ABSTAIN										YES
31362	6,600	ABSTAIN										YES
13709	54,918	ABSTAIN										YES
07516	28,800	ABSTAIN										YES
15628	3,984	ABSTAIN										YES
28875	17,580	ABSTAIN										YES
28805	130	YES										YES
13201	12,895	ABSTAIN										YES
14541	15,900	ABSTAIN										YES
14549	13,623	ABSTAIN										YES
06046	391,708	NO										YES
05446	100	NO										NO
15594	31,825	ABSTAIN										YES
27703	9,473	ABSTAIN										YES
05988	239,760	ABSTAIN										YES
18270	12,200	ABSTAIN										YES
18550	8,122	ABSTAIN										YES
19754	45,232	ABSTAIN										YES
19530	87,765	ABSTAIN										YES
31591	118	ABSTAIN										YES
31978	447	ABSTAIN										YES

1 Do you wish to adopt the separate vote for the election of the board of directors?

2 Indication of all names of the proposed board - Acionista Controlador

Jean-Charles Henri Naouri

Arnaud Daniel Charles Walter Joachim Strasser

Ronaldo Iabrudi dos Santos Pereira

Luiz Augusto de Castro Neves

Eleazar de Carvalho Filho

Luiz Nelson Guedes de Carvalho

Frank-Philippe Georgin

Hervé Daudin

Philippe Alarcon

3 In case one of the candidates that are indicated to the proposed board stop integrating it, the votes corresponding to your shares can continue to be given to the proposed board?

4 In the event of the adoption of cumulative voting, should the votes corresponding to your shares be distributed in equal percentages among the members whom you have chosen? [May the shareholder choose to abstain and the election is held by the cumulative voting, his/her/its vote shall be counted as absent in the respective deliberation].

5 Visualization of all the candidates that compose the proposed board to indicate the percentage (%) of the votes to be attributed.

6 Migration of the Company to the Novo Mercado, a special listing segment of B3 S,A – Brasil, Bolsa, Balcão (“B3”).

7 As a requirement to the migration, conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share to each preferred share,

8 Subject to the approval of the former items, global reform of the By-Laws of the Company to adjust it to the requirements of the Novo Mercado Listing Regulation and to incorporate the adjustments detailed in the management proposal and consolidation of the By-Laws, which effectiveness is conditioned to the approval of the migration of the Company to the Novo Mercado Listing Regulation by B3.

9 Subject to the approval of the former items, changes to the Stock Option Plan and to the Equity Compensation Plan of the Company, in consonance with what set forth in the Management Proposal, which effectiveness is conditioned to the approval of the migration of the Company to the Novo Mercado Listing Regulation by B3.

10 Approval of additional annual global remuneration of the management, for the complementary value of R$ 25,212,770,14, in consonance with what set forth in the Management Proposal.

11 Do you wish to request the installation of the Fiscal Council for the fiscal year of 2020?

* Common Shares

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 9, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.